EXHIBIT 16.1

May 06, 2025

Securities and Exchange Commission 100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read Item 4.01 of Form 8-K dated May 6, 2025, of Genesco Inc. and are in agreement with the statements contained in the last sentence of the first paragraph, and the second, third and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP